UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                         California Independent Bancorp
                         ------------------------------
                       (Name of Subject Company (Issuer))

                         California Independent Bancorp
                         ------------------------------
                        (Name of Filing Person (Issuer))

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    130334105
                                    ---------
                      (CUSIP Number of Class of Securities)

                                John I. Jelavich
                        President/Chief Executive Officer
                            1227 Bridge St., Suite C,
                           Yuba City, California 95991
                                 (530) 674-6000
          (Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                   Daniel Eng
                              Bartel Eng & Schroder
                          300 Capitol Mall, Suite 1100
                          Sacramento, California 95814
                                 (916) 442-0400

                            CALCULATION OF FILING FEE
               Transaction valuation*    Amount of filing fee**
                     $5,000,000                $460.00

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1). This calculation assumes the purchase of 200,000 shares at $25.00 per share.

** Previously paid

[ ] Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  Not applicable
         Form or Registration Number:  Not applicable
         Filing Party:  Not applicable
         Date Filed:  Not applicable

[ ]      Check   the   box  if  the  filing   relates   solely  to   preliminary
         communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

Introductory Statement

This Amendment No. 4 to the issuer tender offer of California Independent Bancorp, Inc., a California corporation, relates to the purchase of its shares of Common Stock, no par value. California Independent Bancorp offered to purchase up to 200,000 shares, or such lesser number properly tendered, at a price not less than $22.00 nor more than $25.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 27, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer". This Amendment No. 4 to the Issuer Tender Offer on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated into this Amendment No. 4 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.     TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information:

The tender offer expired at 5:00 p.m., Eastern Time, on Monday, December 30, 2002. Based on the final count by the depositary for the tender offer, 76,292 shares of Common Stock were properly tendered and purchased by the Company for $25.00 per share.

On January 8, 2003, the Company issued a press release announcing the final results of the tender offer. A copy of the press release is filed as Exhibit 99(a)(5)(vi) to this Schedule TO and is incorporated herein by reference.

ITEM 12.     EXHIBIT.

     (a)(5)(vi) Press Release dated January 8, 2003 announcing the final results of the Company's tender offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 8, 2003

                                        California Independent Bancorp


                                        By: /s/ John I. Jelavich
                                           -------------------------------------
                                           John I. Jelavich
                                           President and Chief Executive Officer

                                INDEX TO EXHIBITS


Exhibit
Number            Description
-------           -----------

99.(a)(1)(i)      Offer to Purchase, dated November 27, 2002.*

99.(a)(1)(ii)     Letter   of   Transmittal,   together   with   Guidelines  for
                  Certification  of Taxpayer Identification Number on Substitute
                  Form W-9.*

99.(a)(1)(iii)    Letter to Shareholders of CIB from John I. Jelavich, President and Chief Executive Officer, dated November 27, 2002.*

99.(a)(1)(iv)     Notice of Guaranteed Delivery.*

99.(a)(1)(v)      Letter to Brokers, Dealers,  Commercial Banks, Trust Companies
                  and Other Nominees, dated November 27, 2002.*

99.(a)(1)(vi)     Letter  to  Clients  for  use  by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees to their Clients.*

99.(a)(5)(i)      Press Release dated November 27, 2002.*

99.(a)(5)(ii)     Press Release dated November 29, 2002.*

99.(a)(5)(iii)    Press Release dated December 20, 2002.*

99.(a)(5)(iv)     Press Release dated December 20, 2002.*

99.(a)(5)(v)      Press Release date January 2, 2003.*

99.(a)(5)(vi)     Press Release date January 8, 2003.**

99.(b)(i)         Amended and Restated Declaration of  Trust, CIB Capital Trust,
                  dated as of October 29, 2002*

99.(b)(ii)        Indenture, dated as of October 29, 2002*

99.(b)(iii)       Guarantee Agreement, dated as of October 29, 2002*

*   Previously filed
**  Filed herewith